
RECEIVED
MAR 2 5 2010

ARS/A


10011097


10011096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-5924 1-13739

FORM 10-K/A
Amendment No. 1

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________.

Commission File Number	Registrant; State of Incorporation; Address; and Telephone Number	IRS Employer Identification Number
1-13739	**UNISOURCE ENERGY CORPORATION** (An Arizona Corporation) One South Church Avenue, Suite 100 Tucson, AZ 85701 (520) 571-4000	86-0786732
1-5924	**TUCSON ELECTRIC POWER COMPANY** (An Arizona Corporation) One South Church Avenue, Suite 100 Tucson, AZ 85701 (520) 571-4000	86-0062700

Securities registered pursuant to Section 12(b) of the Exchange Act:

Registrant	Title of Each Class	Name of Each Exchange on Which Registered
UniSource Energy Corporation	**Common Stock, no par value**	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

UniSource Energy Corporation	Yes ☑	No ☐
Tucson Electric Power Company	Yes ☐	No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (Exchange Act).

UniSource Energy Corporation	Yes ☐	No ☑
Tucson Electric Power Company	Yes ☑	No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

UniSource Energy Corporation	Yes ☑	No ☐

Tucson Electric Power Company (1)	Yes ☐	No ☑

(1) As indicated above, Tucson Electric Power Company is not required to file reports under the Exchange Act. However, Tucson Electric Power Company has filed all Exchange Act reports for the preceding 12 months.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

UniSource Energy Corporation	Yes ☐	No ☐
Tucson Electric Power Company	Yes ☐	No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of each registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

UniSource Energy Corporation	Large Accelerated Filer ☑	Accelerated Filer ☐	Non-accelerated filer ☐	Smaller Reporting Company ☐
Tucson Electric Power Company	Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☑	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

UniSource Energy Corporation	Yes ☐	No ☑
Tucson Electric Power Company	Yes ☐	No ☑

The aggregate market value of UniSource Energy Corporation voting Common Stock held by non-affiliates of the registrant was $933,280,480 based on the last reported sale price thereof on the consolidated tape on June 30, 2009.

At February 23, 2010, 35,941,414 shares of UniSource Energy Corporation Common Stock, no par value (the only class of Common Stock), were outstanding.

At February 23, 2010, 32,139,434 shares of Tucson Electric Power Company's common stock, no par value, were outstanding, all of which were held by UniSource Energy Corporation.

Tucson Electric Power Company meets the conditions set forth in General Instructions (I)(1)(a) and (b) on Form 10-K and is therefore filing this report with the reduced disclosure format.

Documents incorporated by reference: Specified portions of UniSource Energy Corporation's Proxy Statement relating to the 2010 Annual Meeting of Shareholders are incorporated by reference into Part III.

EXPLANATORY NOTE

This Amendment No.1 on Form 10-K/A to the Annual Report on Form 10-K for UniSource Energy Corporation (UniSource Energy) and Tucson Electric Power Company (TEP) for the year ended December 31, 2009, originally filed with the Securities and Exchange Commission on February 26, 2010, is being filed to remove the inadvertently included phrase "DRAFT Audit Committee 2/19/10 " from the header of the Notes to Consolidated Financial Statements. Even though the Notes to Consolidated Financial Statements were inadvertently labeled draft, Management, the Audit Committee, and the Independently Registered Public Accountants had completed their procedures prior to filing the Form 10-K with the Securities and Exchange Commission.

In addition, the typographical changes described below were made to *Item 8. — Consolidated Financial Statements and Supplementary Data* :

- In the 2007 portion of the UniSource Energy Consolidated Statement of Changes in Stockholders' Equity and TEP Consolidated Statement of Changes in Stockholder's Equity, the line item entitled "Implementation of FIN 48" was changed to "Implementation of Accounting for Uncertain Tax Positions".
- In the 2007 portion of the TEP Consolidated Statement of Changes in Stockholder's Equity, the line item entitled "Reclassification of Unrealized Losses on Cash Flow Hedges to Net Income to Regulatory Asset" was changed to remove the words "to Regulatory Asset".
- The "TEP's Utility Operating Statistics" table was removed from *Note 5. — Utility Plant and Jointly-Owned Facilities* as it was a repeat of information included in Item 1. — Business.
- In the last sentence of the fifth paragraph of the section entitled "TEP Credit Agreement" in *Note 6. - Debt, Credit Facilities, and Capital Lease Obligations* , the reference to February 25, 2009 was changed to February 25, 2010.

Except as described above, and for the updated Item 9A, Item 15 and the consent and certifications filed as Exhibits 23, 31 and 32, no other changes have been made to the Annual Report on Form 10-K and this Form 10-K/A does not amend, update or change the financial statements or any other items or disclosures in the Annual Report on Form 10-K.